Exhibit 99.2

H1 2022

Half year Report

mynaric

LASER COMMUNICATION.
MADE SCALABLE.

October 31, 2022

Table of Contents

1. Economic Environment	3

1.1. Economic development	3

1.2. Industry development	3

2. Business Performance	4

3. Group Financials	6

3.1. Net assets	6

3.2. Equity and liabilities	6

3.3. Cash flows	6

3.4. Earnings	7

4. Risks, Opportunities & Forecast	8

4.1. Risks	8

4.2. Opportunities	13

4.3. Forecast	14

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5. Condensed Interim Financial Statements	15

5.1. Financial Position	15

5.2. Cash flows	17

5.3. Profit or loss and other comprehensive income	19

5.4. Changes in equity	20

5.5. Notes	21

6. Responsibility Statement	33

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Interim Management Report

1. Economic Environment

1.1.	Economic development

In the first half of 2022, a tentative recovery from pandemic-related recession in 2020 has been followed by increasingly gloomy developments as risks began to materialize and several shocks hit the world economy according to the World Economic Outlook Update of July 2022 by the International Monetary Fund (IMF)1. Especially the United States and major European countries saw higher-than-expected inflation triggering tighter financial conditions, China’s slowdown mostly related to COVID-19 outbreaks and lockdowns was worse than anticipated and spillover effects from the war in Ukraine had negative effects particularly on food and energy prices according to the IMF.

The IMF lowered their baseline forecast of total global GDP growth to slow from 6.1% in 2021 to 3.2% in 2022. Expected global inflation has been revised up by the IMF due to rising food and energy prices as well as lingering supply-demand imbalances and is anticipated to reach 6.6% in advanced economies. In 2023, disinflationary monetary policy is expected to bite, according to the IMF, with global output expected to grow by just 2.9%.

In Germany, the IMF expects the rate of GDP growth to decrease from 2.9% in 2021 to 1.2% in 2022 and 0.8% in 2023. In the United States, the IMF expects the rate of GDP growth to decrease from 5.7% in 2021 to 2.3% in 2022 and 1.0% in 2023.

1.2.	Industry development

Globally, the need for fast, secure and ubiquitous network connectivity continues to grow – a trend that has been reinforced by the ongoing COVID-19 pandemic and geopolitical conflicts such as the war in Ukraine. Existing data networks, like the internet, are largely based on terrestrial infrastructure such as fiber optic networks, which provide for excellent connectivity in urban, densely populated areas but cannot be expanded infinitely, resulting in rural and remote areas often lacking reliable or secure terrestrial infrastructure access. Current alternative connectivity solutions, such as radio frequency-based network connectivity provided by satellites in geostationary orbit, are expensive and characterized by relatively low bandwidth and high latency connectivity, as well as limited security from hacking and spoofing. Even where broadband connectivity is available, many existing network technologies are reaching their capacity limits. Over the past decade, internet traffic has grown significantly, and this growth is expected to continue, driven largely by the increase in mobile internet usage and the internet of things (“IoT”), which are to be supported by high speed, high bandwidth networks.

The increased market demand for internet connectivity across the globe requires network operators to look beyond existing communication infrastructure, with a particular focus on aerospace communication networks. Aerospace communication networks will consist of a large number of interconnected network nodes established by various platforms in air and space (such as satellites, high-altitude platforms, unmanned aerial vehicles and aircraft). We believe that laser communication will play a key role in connecting these platforms, as it offers significant advantages over traditional wireless communication systems, such as higher bandwidth capacity, low latency, improved security, lower power requirements and license-free spectrum.

Over the past decade, the laser communication market has started to take shape, driven by rapid technological developments in the space industry. While government remains a critical driver for further expansion of global space activities, well-funded technology companies have developed formidable commercial space-based communication capabilities. At the same time, as private sector space capabilities increase, governments have begun to realize the value of the private commercial space industry and have become increasingly supportive and reliant on private companies to catalyze innovation and advance national space objectives. The combination of increased access to capital, economies of scale, and open innovation models has driven rapid growth in the commercial space market in recent years2. We believe that the global space industry is at an inflection point today, transitioning from a phase of discovery to phases of deployment

1 Source: https://www.imf.org/en/Publications/WEO/Issues/2022/07/26/world-economic-outlook-update-july-2022, accessed 23 September 2022

2 Source: https://www.morganstanley.com/ideas/space-economy-investment-themes, accessed 23 September 2022

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and commercialization. We consider these developments in the broader space economy as crucial for the market for our industrialized laser communication equipment to take shape and fully materialize.

Current demand for laser communication is predominantly driven by both government organizations and commercial players seeking to establish low-earth orbit (“LEO”) satellite-based space communication networks. The U.S. government has been the strongest proponent to date of aerospace network capabilities and has made the development of government space architectures using large-scale LEO constellations a priority3. As such, the U.S. Department of Defense’s budget request for the fiscal year 2023 includes $24.5 billion for the U.S. Space Force and the SDA, including $1 billion for SDA’s tracking layer “Tranche 1” program4. In response to current geopolitical tensions, the U.S. Senate in July 2022 proposed a further budget increase for military space programs to support missile warning satellite development, responsive launch capabilities and improved testing and training infrastructure5. As privacy and security of military communication is a critical requirement for defense communications, governments seek to leverage the superior capabilities of laser communication to enable secure and stealth data exchange, battlefield connectivity, intelligence, surveillance and reconnaissance (“ISR”) data distribution and teamed systems of systems. In the future, such government space architectures are expected to move to multi-orbit “proliferated” constellations (i.e., large constellations of small satellites), particularly those based in LEO.

Over the past years the number of active satellites in orbit increased significantly from around 950 in late 2010 to 2,000 satellites in late 2019 to around 5,500 satellites as of April 30, 20226. The number of communication constellation satellites increased by a factor of ten between late 2019 and late 2021 driven significantly by the start of satellite deployments as part of commercial mega-constellations. Given these growth dynamics, we expect a continued rapid increase in active satellites in orbit. Going forward, Beyond Earth Institute estimates that by 2030 there could be as many as 100,000 satellites in orbit7. We believe the vast majority of these satellites will be part of communication constellations with each satellite in the constellation potentially requiring at least two and often four optical communications terminals.

Just as the internet was initially developed as a defense communication network before evolving into diversified, commercial applications, we believe aerospace communication networks will serve not only government but also industry and consumer needs over the medium-term, presenting a significant market opportunity. We believe that we are currently in the early phase of a multi-decade rollout of laser communication capabilities in aerospace communication networks, which will lead to more widespread use across commercial applications such as broadband satellite, data relay, Earth observation and in-orbit data processing services. As a result, we believe that the initial deployment of our products in the government market provides a foundation for our presence in the commercial market and believe that validation from our government customers will help position our products for future large-scale deployment.

2. Business Performance

Mynaric achieved important milestones in the first half of 2022, including winning a $36 million order from Northrop Grumman for optical communications terminals in the government market, as well as being selected by the European Space Agency (ESA) and the U.S. Defense Advanced Research Projects Agency (DARPA) for trailblazing technology development programs. In addition to these operational milestones, in early July 2022, Mynaric secured a strategic investment of EUR 11.2 million by L3Harris.

In February, Mynaric announced that is has been awarded a contract by the European Space Agency (ESA) to analyze, design, build and test on a laboratory model an end-to-end optical communication system that can achieve data transmission speeds of 1 Terabit per second (Tbps). The project, named Pegasus, is allocated within ESA’s ScyLight program which supports the research, development, and evolution of optical communication technologies, and provides flight opportunities for in-orbit verification.

In March, Mynaric has been selected by Northrop Grumman for delivery of CONDOR Mk3 optical communication terminals in the framework of a milestone U.S. government program. Northrop Grumman was selected by the Space Development Agency (SDA) to provide 42 satellites for the Tranche 1 Transport Layer

3 Source: https://interactive.satellitetoday.com/via/april-2022/government-and-new-space-pursuing-faster-teamwork-for-a-robust-future/ , accessed 23 September 2022

4 Source: https://spacenews.com/bidens-2023-defense-budget-adds-billions-for-u-s-space-force/ , accessed 23 September 2022

5 Source: https://spacenews.com/senate-appropriators-boost-military-space-programs-in-proposed-2023-spending-bill/, accessed 23 September 2022

6 Source: https://www.ucsusa.org/resources/satellite-database, accessed 23 September 2022

7 Source: https://aviationweek.com/aerospace/program-management/burgeoning-satellite-industry-paving-way-1-trillion-space-economy, accessed 23 September 2022

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program that will serve critical needs of the U.S. National Defense Space Architecture (NDSA). The agreement has an initial value of $36 million and provides for performance-based payment milestones throughout 2022, 2023 and 2024 and product deliveries mostly in 2023 and 2024. Any milestone payments under the SDA order will count towards the $35 million revenue opportunity under Mynaric’s strategic agreement with Northrop Grumman, subject to such milestone payments actually being made. The agreement marks the largest order for optical communications terminals placed with Mynaric specifically and announced in the government market generally to date confirming the trajectory of the industry to procure and deploy industrialized laser communications systems at rapidly increasing scale.

Following the six months ended June 30, 2022, in July, Mynaric and L3Harris signed agreements related to an EUR 11.2 million investment in Mynaric by L3Harris and to future collaboration. Under the framework of the investment, Mynaric will serve as preferred provider of laser communication solutions to L3Harris and L3Harris will be granted certain collaboration privileges. With the strategic framework, the companies seek to build on their existing collaboration in the airborne domain and widen the scope to cover all domains to include space, maritime and ground along with airborne.

Furthermore, in August, Mynaric announced that it was selected as a key development partner to create a benchtop model of a next-generation optical communications terminal as part of Phase 1 of the Space-based adaptive communications node (Space-BACN) program of the Defense Advanced Research Projects Agency (DARPA). DARPA’s Space-BACN program envisions a low-cost, scalable optical communications terminal that could be reconfigured to work with various optical intersatellite link standards allowing seamless communication among government and private-sector proprietary satellites. The announcement follows the selection of Mynaric to participate in the Space-BACN program’s Phase 0 at the end of 2021 and represents Mynaric’s continued success with U.S. government customers that are a driving force for the deployment of space-based, optical communication capabilities.

Driven by these initial customer wins, our optical communications terminal backlog increased significantly year-over-year from 36 terminal deliverables as of October 31, 2021, to 243 terminal deliverables as of October 31, 2022. Optical communications terminal backlog represents the quantity of all open optical communications terminal deliverables in the context of signed customer programs at the end of a reporting period. Optical communications terminals are defined as the individual devices responsible for pointing the laser beam and capable of establishing a singular optical link each. The optical communications terminal backlog includes (i) optical communications terminal deliverables related to customer purchase orders; and (ii) optical communications terminal deliverables in the context of other signed agreements. Backlog is calculated as the order backlog at the beginning of a reporting period plus the order intake within the reporting period minus terminal deliveries recognized as revenue within the reporting period and as adjusted for canceled orders, changes in scope and adjustments. If there are multiple options for deliveries under a particular purchase order or binding agreement, backlog only takes into account the most likely contract option based on management assessment and customer discussions.

In light of the increase in optical communications terminal backlog cash-in from customer contracts amounted to €8.3 million for the six months ended June 30, 2022 compared to €1.9 million for the six months ended June 30, 2021. Cash-in from customer contracts includes payments from customers under purchase orders and other signed agreements, including payments received based on payment milestones under customer and government programs. We often achieve meaningful payment milestones during the integration phase that precede customer deliveries.

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3. Group Financials

3.1.	Net assets

Total assets as of June 30, 2022 decreased by €10,463 thousand to €97,567 thousand (December 31, 2021: €108,029 thousand).

Non-current assets as of June 30, 2022 increased to €49,984 thousand (December 31, 2021: €45,975 thousand) in part due to ongoing investment in property, plant and equipment to further expand our production capacity. Other investments were made in IT infrastructure and office equipment. Total additions to property, plant and equipment for the six months ended June 30, 2022 amounted to €5,605 thousand (six months ended June 30, 2021: €3,478 thousand). As of June 30, 2022, non-current assets increased to 51.2% of the balance sheet total (December 31, 2021: 42.6%).

Current assets as of June 30, 2022 decreased by €14,472 thousand to €47,583 thousand (December 31, 2021: €62,054 thousand). This mainly reflects a decrease in cash and cash equivalents of €22,635 thousand (December 31, 2021: €48,143 thousand), which was only partly offset by an increase in inventories and other financial and non-financial assets. Cash and cash equivalents were €25,508 thousand as of June 30, 2022 and decreased compared to the year ended December 31, 2021 as a result of the ongoing investments to further the development of our products, the expansion of our production capacity as well as our IT infrastructure and the continued preparations for serial production. The later led to an increase in inventories by 59.5% to €13,395 thousand as of June 30, 2022 (December 31, 2021: €8,399 thousand). The increase in other financial and non-financial assets to €8,680 thousand (December 31, 2021: €5,512 thousand) was partially due to accrued fees and an embedded derivate related to the loan. Furthermore, the increase relates to advanced payments for directors’ and officers’ insurance for the initial public offering and listing in the United States as well as advanced payments for inventories.

3.2.	Equity and liabilities

Total equity as of June 30, 2022 decreased to €53,996 thousand (December 31, 2021: €84,914 thousand) mainly reflecting the net loss of €32,912 thousand for the six months ended June 30, 2022. The equity ratio thus declined to 55.3% (December 31, 2021: 78.6%), reflecting the incurred loss of €32,912 thousand for the six months ended June 30, 2022 (€16,077 thousand for the six months ended June 30, 2021). This resulted in an increased accumulated deficit of €125,679 thousand (December 31, 2021: €92,767 thousand).

Non-current liabilities as of June 30, 2022, decreased to €8,888 thousand (December 31, 2021: €9,391 thousand), mainly reflecting the €508 thousand decrease in non-current lease liabilities, down to €6,881 thousand (December 31, 2021: €7,389 thousand) due to the use of the existing leased buildings and the resulting shorter remaining lease term.

Current liabilities as of June 30, 2022, increased to €34,684 thousand (December 31, 2021: €13,724 thousand), primarily due to increased financial and non-financial liabilities. The increase in the first six months of this year in financial liabilities by €10,279 to €10,279 thousand is mainly the result of the agreed credit line with the drawdown therefrom of €10 million. The non-financial liabilities as of June 30, 2022, increased by €8,719 to €11,079 thousand. The increase resulted mainly from milestone payments from commercial customers in the amount of €7,400 thousand for medium-term projects in which the first milestones have been successfully achieved which is reported under other liabilities due to the contractual structure. These milestone payments from commercial customers reflect Mynaric’s success in winning new customer orders. As of June 30, 2022, current liabilities increased to 35.5% (December 31, 2021: 12.7%) of the total assets.

3.3.	Cash flows

In the first six months of 2022 the Mynaric Group had a total cash outflow of €24,429 thousand (six months ended June 30,2021: €24,780 thousand)

Cash flow from operating activities for the first six months of 2022 was a usage of €-25,781 thousand (six months ended June 30,2021: €-18,220 thousand). This was primarily due to the increased net loss recorded for the first months of 2022 of €-32,912 thousand (six months ended June 30, 2021: €-16,077 thousand). Cash outflows for inventories also increased to €-5,005 thousand (six months ended June 30, 2021: €-3,839 thousand) in connection with preparations for serial production. Cash outflows for other assets were

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decreased to €-1,922 thousand (six months ended June 30, 2021: €-2,448 thousand), reflecting deferred items especially for the insurance for the initial public offering and listing in the United States.

These outflows were partially offset by a significant increase in other liabilities to €7,340 thousand (six months ended June 30, 2021: €79 thousand) due to cash-in from customer contracts on medium-term contracts and fulfillment of the first milestones. In addition, the depreciation and amortization increased significantly to €3,055 thousand (six months ended June 30, 2021: €1,920 thousand), primarily due to the inclusion of amortization for our AIR technology in June 2020 and our SPACE technology in March 2021 following the completion of the development process. Other non-cash expenses and income of €2,972 thousand (six months ended June 30, 2021: €278 thousand) resulted from share-based compensation of the executive board and employees.

Cash flow from investing activities for the first six months of 2022, increased to an outflow of €7,355 thousand (six months ended June 30, 2021: €5,972 thousand). Due to ongoing expansion of development and production capacity the cash outflows for investments in property, plant and equipment increased by € 2,919 thousand to €6,386 thousand (six months ended June 30, 2021: €3,467 thousand). Due to the completion of the development of our previously capitalized AIR technology in June 2020 and of the SPACE technology in March 2021, the cash outflows for intangible assets decreased significantly by €1,536 thousand to €969 thousand (six months ended June 30, 2021: €2,505 thousand).

Cash flow from financing activities for the first six months of 2022 increased to €8,707 thousand (six months ended June 30, 2021: €-588 thousand). The increase in cash inflow in the first six months 2022 is mainly due to the inflow from the proceeds of the first tranche of €10.000 thousand from the credit facility. Cash outflows to lease liabilities increased to €730 thousand (six months ended June 30, 2021: €504 thousand) due to the newly concluded real estate leases.

Considering effects of movements in exchange rates on cash and cash equivalents decreased by €-24,429 thousand to €25,508 thousand (December 31, 2021: €48,144 thousand) in the first six months 2022.

In view of the Group’s continuing robust growth and further expansion of production, Mynaric AG is evaluating the options of further stock and bond offerings as well as further subsidy possibilities.

3.4.	Earnings

For the six months ended June 30, 2022, Mynaric recorded revenue of €25 thousand (six months ended June 30, 2021: €1,349 thousand). The revenue decreased as contractually committed optical communications terminal backlog mostly consisting of CONDOR Mk3 products mostly foresees scheduled shipments in 2023 and 2024. Accordingly, revenue in the six months ended June 30, 2022 exclusively consisted of leasing income generated in our Space segment due to the temporary leasing of a number of CONDOR terminals under customer contracts.

The change in inventories of finished goods and work in progress increased to €2.068 thousand (six months ended June 30, 2021: €988 thousand), reflecting the progress of the continuing preparations for serial production.

Other own work capitalized for the six months ended June 30, 2022, consisting for the most part of capitalized development costs for a variant of the CONDOR product amounts to €1,493 thousand. The amount of €2,471 thousand for the six months ended June 30, 2021 mainly resulted from the capitalization of the general Space Technology.

Cost of materials increased by €3,873 thousand to €8,304 thousand (six months ended June 30, 2021: €4,431 thousand) due to preparations for pre-serial production and the further development and improvement of our products. The increase also reflects higher costs for services purchased, which included costs for development services through external research institutes and costs for external processing of certain components used in the production process and the partial write-off of inventories for previous product versions which are no longer intended for use.

The number of employees increased to 309 as of June 30, 2022 (June 30, 2021: 214) reflecting additional hiring across all departments. This increased headcount led to an increase in personnel expenses to €17,456 thousand (six months ended June 31, 2021: €10,812 thousand). Included in personnel costs are equity compensation share-based payments amounting to €2,972 thousand in the six months ended June 30, 2022 (June 30, 2021: €278 thousand), the majority of which related to the grants made under the restricted stock units program (the “RSU Program”) implemented in 2021.

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Depreciation and amortization increased by €1,139 thousand to €3,055 thousand (six months ended June 30, 2021: €1,916 thousand) due to the investments in testing and production capabilities over the last two years and the addition of amortization from the completed AIR technology and SPACE technology.

Other operating costs increased to €10,602 thousand (six months ended June 30, 2021: €4,160 thousand), primarily due to increased IT investments as well as higher insurance and consulting costs associated with the dual listing.

The operating loss increased to €34,947 thousand (six months ended June 30, 2021: loss €16,240 thousand) due to the expansion of development-, production- and IT-capacity and the hiring of additional staff in the first six months of 2022.

Net finance income increased to €2,035 thousand (six months ended June 30, 2021: €163 thousand), mainly caused by US$ denominated cash proceeds and related positive foreign exchange effects of €2.460 thousand (six months ended June 30, 2021: €170 thousand income) related to the initial public offering in the United States. This was essentially offset by Interest and similar expenses of €425 thousand (six months ended June 30, 2021: €7 thousand loss)

For the first six months of 2022, net loss amounted to €32,912 thousand (six months ended June 30, 2021: €16,077 thousand).

For the first six months of 2022, the other comprehensive loss amounted to €978 thousand (six month ended June 30, 2021: €138 thousand). The increase relates to the volatile exchange rates in 2022.

4. Risks, Opportunities & Forecast

4.1.	Risks

Mynaric has implemented a comprehensive risk management system. A detailed description of the system and the individual risks is contained in the Annual Report FY21. All statements made there are still largely valid.

Risks related to the economic development, competition, the war against Ukraine, procurement and liquidity have developed dynamically in the first half of 2022 and are therefore highlighted as follows:

Economic risks

Current demand for laser communication is predominantly driven by government needs, with the United States government spearheading the adoption of laser communication technology. U.S. allies and other governments are also evaluating new technologies as part of their national objectives to modernize their space capabilities. Accordingly, governments around the world have invested significantly in research and development as well as deployment of laser communication and other technologies. In fact, defense-related spending in the U.S. and Europe increased following geopolitical tensions. For example, the U.S. government recently increased the missile tracking budget of the U.S. Space Development Agency (“SDA”) by $550 million, which will allow the SDA to accelerate its originally planned launch schedule (starting in early 2025 rather than 2026)8. However, spending authorizations for defense-related and other programs by the U.S. and other governments have fluctuated in the past, and future levels of expenditures and authorizations for these programs may decrease, remain constant or shift to programs in areas where we do not provide services. To the extent the U.S. government and its agencies or other governments reduce spending on such services, as a result of the need to reduce overall spending during periods of fiscal restraint, to reduce budget deficits or otherwise, demand for our services could decrease which could adversely affect our anticipated revenue and business prospects.

While government funding is currently driving laser communication demand, we expect additional demand for commercial applications to drive growth in the overall market in the future. Although commercial market demand may be negatively affected in the short to medium term by prevailing economic conditions, with high inflation, rising interest rates and fears of recession relative to demand from government-funded programs. The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability. During such periods, our commercial and, to a lesser extent, our governmental

8 Source: https://spacenews.com/dod-estimates-2-5-billion-price-tag-for-global-constellation-to-track-hypersonic-missiles/ , accessed 14 Sep 2022

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customers may choose not to pursue high-risk, capital-intensive infrastructure projects such as satellite constellations or other systems including laser communication capabilities. Broadly negative economic development and implications on our business is considered as a low likelihood, high severity and overall tolerable risk that could have a material adverse impact on our optical communications terminal backlog, anticipated cash-in received from customer contracts, revenue or operating profit/loss.

Competitive risks

Some of our customers, suppliers or competitors have made or may make acquisitions or partnerships or other strategic relationships in order to offer more comprehensive services or achieve greater economies of scale. For example, most recently, in July Eutelsat and OneWeb entered into an agreement to combine9. In November 2021, Viasat and Inmarsat entered into an agreement for Viasat10. Our competitor SA Photonics was acquired by CACI International Inc in December 202111. OneWeb and Eutelsat and Viasat and Inmarsat mergers are still pending regulatory approval. The effects of these recent finalized or pending consolidations on us and our industry in general are still to be seen, but they may create unforeseeable dynamics, giving advantages to our competitors. In addition, new entrants not currently considered competitors may enter our market through acquisitions, partnerships or strategic relationships. Potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets as well as greater financial, technical and other resources. Industry consolidation may result in practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or services functionality. Continuing industry consolidation may give our competitors advantages over us which may result in decreased demand for our products or increased pressure to lower the prices for our products. Such heightened competition in the laser communication market is considered as a low likelihood, high severity and overall tolerable risk that could have a material adverse impact on our optical communications terminal backlog, anticipated cash-in received from customer contracts, revenue or operating profit/loss.

Ukraine-war-risks

The United States and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions such as the invasion of Ukraine by Russia in February 2022. In response to this invasion, the North Atlantic Treaty Organization (NATO) deployed additional military forces to Eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced and implemented sanctions and restrictive actions against Russia and related individuals and entities. The invasion of Ukraine by Russia and the resulting measures that have been taken, and could be taken in the future, have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing military conflict in Ukraine is highly unpredictable, the conflict could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, and could further drive supply chain interruptions. Additionally, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, which, in the end, may make it more difficult for us to obtain equity or debt financing and negatively impact demand for our products. In March 2022, an imminent launch by satellite constellation builder OneWeb with a Russian rocket was halted by Russia as reaction to broad economic sanctions imposed on Russia due to the invasion of Ukraine. All scheduled flights were subsequently cancelled, adding delays to OneWeb’s current and next generation constellation roll-out12. Implication of the war in Ukraine are considered as a high likelihood, medium severity and overall material risk that could have a material adverse impact on our optical communications terminal backlog, anticipated cash-in received from customer contracts, revenue or operating profit.

Procurement risks

Any disruptions to our supply chain, a significant increase in component costs, or shortages of critical components could adversely affect our business and result in increased costs. Such a disruption could occur as a result of any number of events, including, but not limited to, an extended closure of or any slowdown at any of our suppliers’ plants or shipping delays due to efforts to limit the spread of COVID-19 or implementation of post-COVID-19 policies or practices, war and economic sanctions against third parties, including those arising from the ongoing war between Russia and Ukraine, the implementation of tariffs, export controls or

9 Source: https://www.eutelsat.com/en/news/press.html#/pressreleases/eutelsat-and-oneweb-to-combine-a-leap-forward-in-satellite-connectivity-3195697 , accessed 14 Sep 2022

10 Source: https://www.inmarsat.com/en/news/latest-news/corporate/2021/viasat-inmarsat-to-combine.html, accessed 14 Sep 2022

11 Source: https://investor.caci.com/news/news-details/2021/CACI-Completes-Acquisition-of-SA-Photonics/default.aspx , accessed 14 Sep 2022

12 Source: https://spacenews.com/with-soyuz-off-the-table-oneweb-back-in-the-mix/, accessed 14 Sep 2022

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other actions by or against foreign nations (including China) and general market shortages due to surge in demand for any particular part or component. Any such disruption or shortage may be further driven by increases in prices or impact of inflation, labor stoppages, transportation delays or failures affecting the supply chain and shipment of materials and finished goods, the unavailability of raw materials, geopolitical developments, terrorism and disruptions in utilities, trade embargos and other services. For example, recently implemented COVID-19 related lockdowns in Asia further exacerbated the global (semiconductor) chip shortage, and significant recent increases in energy prices, especially for natural gas, may further negatively impact worldwide supply chains and general economic conditions. In addition, certain countries have imposed or may impose in the future export restrictions with respect to certain electronic components, which may include components that we use in our manufacturing process.

We are currently faced with global supply chain disruptions that result in lower production volumes for the current product version of our HAWK terminal than initially planned in 2022. We have redesigned our HAWK product following these supply chain difficulties to avoid further supply chain constraints. Nevertheless, supply chain constraints may reemerge delaying production or the development of upcoming HAWK and CONDOR product versions The high inflation environment could put pressure on our unit costs in the future and increased upfront payments to our suppliers and earlier phasing of those payments may put pressure on our non-recurring costs in future periods. In addition, any future updates or modifications to the anticipated design of our products may increase the number of parts and components we would be required to source and increase the complexity of our supply chain management. Failure to effectively manage the supply of parts and components could materially and adversely affect our production capacities and thus delay the shipment of our products as well as adversely affect market acceptance for our products. Issues related to procurement are considered as a low likelihood, high severity and overall tolerable risk that could have a material adverse impact on our optical communications terminal backlog, anticipated cash-in received from customer contracts, revenue or operating profit/loss.

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Liquidity risks

For the six months ended June 30, 2022, the Group recognized a net loss of €32.9 million. The Group’s net current assets as of June 30, 2022, were €12.9 million. As of October 27, 2022, the Group has €15.6 million in available liquidity consisting of cash and cash equivalents and undrawn credit line whereas the    amount of the undrawn credit line is evaluated based on the current market capitalization.

The implementation of our business strategy requires significant capital outlays. The nature of our business also requires us to make capital expenditure decisions in anticipation of customer demand. To date, we have primarily raised capital and funded our operations with proceeds from the sale of our ordinary shares as well as debt financing. For example, in July 2022, L3Harris invested approximately €11.2 million by means of a capital increase from authorized capital in exchange for 409,294 new ordinary shares, which corresponds to 7.2% of our share capital. In terms of debt financing, we entered into a credit agreement with three lenders for a credit line of €25 million on May 2, 2022. We anticipate that our future cash requirements will continue to be significant and that we will need to obtain additional financing to implement our business plan. The availability and cost of external financing depend on a number of factors, including our financial performance, general market conditions and, in the case of any debt financing, our credit rating. This financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business.

Our ability to raise equity financing depends on our ability to convince investors to fund our operations and growth, especially considering that we have not generated meaningful revenue to date and our market valuation is mostly based on our potential future financial performance rather than past or current financial performance. Our ability to raise financing will depend on the growth of the laser communication market, as well as our success in securing market share and implementing our business model. It is also dependent on our ability to position ourselves favorably to investors from different regions, with different investment focus and investment limitations. This is particularly relevant as our involvement in the government defense sector may make us unattractive to investors with certain environmental, social and corporate governance (ESG) requirements. Furthermore, our ability to raise equity financing depends on the general interest of investors in the aerospace sector and the sentiment of the financial markets at large, both of which are beyond our control and the latter of which is currently bearish.

Our ability to raise further debt financing, should we need or choose to do so, will largely depend on past financial results. Given that we and the industry in which we operate are still at a very early maturity stage and due to our intensive development activities over the last few years, we have consistently incurred significant losses, which have a negative impact on our creditworthiness to banks and lenders. We may fail to obtain debt financing due to a perceived low creditworthiness, a lack of credit ratings, our management’s ability to negotiate with existing or potential lenders, as well as external factors such as general market interest rates, banks’ and other lenders’ credit policies or changes in the legal environment. Furthermore, any debt financing, if available, may involve restrictive covenants that could reduce our operational flexibility or profitability.

In addition, long-term disruptions to the capital or credit markets as a result of uncertainty or recession, changing or increased regulation or failures of significant financial institutions could adversely affect our access to capital. If adequate funds are not available on a timely basis, we may be required to curtail the development of our technology or products, or materially delay, curtail, reduce or terminate our research and development and commercialization activities. We could be forced to sell or dispose of our rights or assets.

There can be no assurance that financing in the amounts needed to meet the Group’s current operational planning can be obtained in the first quarter 2023. If the Group is unable to obtain financing by or within Q1 2023 or take other actions in response to these circumstances within that time, such as significantly curtailing its current operational budget in 2022 and early 2023, it may be unable to continue as a going concern. While management believes it will be successful in obtaining additional financing in a timely manner to fund its operational and financial obligations, the factors described above represent material uncertainties that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

The severity of potential liquidity issues is, therefore, assessed to be very high. Management assesses the likelihood, however, as medium because processes have been established and repeatedly proven to be successful mitigating liquidity risks by means of securing additional financing in a timely manner to fund the company’s operational and financial obligations as recently demonstrated by our signed agreement with L3Harris in July, 2022 and the secured credit agreement from May 2022 as well as due to continuous discussions with potential financial and strategic investors and various providers of debt capital.

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Overall, liquidity issues are considered as a critical risk that could have a material adverse impact on our optical communications terminal backlog, anticipated cash-in received from customer contracts, revenue or operating profit.

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4.2.	Opportunities

Mynaric also identifies opportunities that present a positive upside on the business if realized. A detailed description of the individual opportunities is contained in the Annual Report FY21.

Opportunities related to lighthouse government programs trailblazing technology adoption and geopolitical realities accelerating the roll-out of strategic capabilities developed most dynamically within the first half of 2022 and are therefore highlighted in the following.

Lighthouse government programs trailblaze technology adoption

The government sector has historically been a first mover in deploying next generation technologies and has been an early adopter of laser communication in the space market. In the United States, recent government efforts to develop and deploy laser communication are driven by the U.S. government’s vision of Combined Joint All-Domain Command & Control (CJADC2), with the ultimate goal to digitally connect all elements of the U.S. military across all five warfighting domains: air, land, sea, space and cyberspace.

The most prominent government projects currently deploying laser communication are the Space Development Agency’s (SDA) National Defense Space Architecture (NDSA), a proposed multi-layered network of small satellite constellations primarily in LEO, and DARPA’s Blackjack program, which aims to develop and validate the critical elements for a global high-speed network in LEO providing for highly connected and resilient coverage, both of which are part of the CJADC2 program. DARPA’s Space-BACN is another important program that aims to develop an optical communications terminal that could be reconfigured to work with most optical intersatellite link standards allowing seamless communication among government and private-sector proprietary satellites. There are numerous additional government programs in the airborne market focusing on the development of connected systems and shared networks based on different communication technologies, including laser communication. New programs are regularly introduced as the importance of information supremacy in the defense context and the reliance on data for civil purposes continues to grow. We believe that these government programs are only the start of the widespread deployment of aerospace communication networks in general, and laser communication systems by government agencies specifically as the latter are key components for the deployment of the former. Mynaric is already contributing to multiple trailblazing government programs (see Business Performance in section 2) and believes its early involvement creates the opportunity for continued business wins with future government programs in its target markets.

Geopolitical realities accelerate roll-out of strategic capabilities

Recently, the escalation of geopolitical tensions (such as the invasion of Ukraine by Russia) has further fueled the need for advanced capabilities to withstand and react to new threat scenarios, driving the recent increase in defense-related spending in the U.S. and Europe.

For example, the European Union has put forward an ambitious plan for a EUR 6 billion investment in a space-based secure communication system. The system is intended to ensure the long-term availability of worldwide uninterrupted access to secure and cost-effective satellite communication services and will support the protection of critical infrastructures, surveillance, external actions, crisis management and applications that are critical for EU Member States’ economy, and defense13. This follows a cyberattack by the Russian government against a commercial satellite operator on the eve of its invasion of Ukraine. The targeted ground station attack resulted in tens of thousands of modems shutting down in the besieged country, severing satellite broadband service to users, including parts of Ukraine’s defense staff many other European nations, including power generation in Germany14.

Additionally, the U.S. government recently increased the missile tracking budget of the U.S. Space Development Agency (“SDA”) by US$550 million, which will allow the SDA to accelerate its originally planned launch schedule (starting in early 2025 rather than 2026)15. The budget increase for the defense against hypersonic missiles followed reported utilization of hypersonic missiles by Russia against Ukraine in the first half of 202216.

13 Source: https://ec.europa.eu/commission/presscorner/detail/en/ip_22_921, accessed 14 Sep 2022

14 Source: https://interactive.satellitetoday.com/via/october-2022/satellite-operators-respond-to-cyber-threats-in-a-rapidly-changing-environment/ , accessed 14 Sep 2022

15 Source: https://spacenews.com/dod-estimates-2-5-billion-price-tag-for-global-constellation-to-track-hypersonic-missiles/ , accessed 14 Sep 2022

16 Source: https://www.bbc.com/news/world-europe-60806151, accessed 14 Sep 2022

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4.3.	Forecast

Mynaric generally anticipates a significant rise in demand for laser communication products over the next few years and believes it is well-positioned to capture significant business and secure a defendable market share in the expanding market. A detailed description of the economy, industry, and company forecast is contained in the Annual Report FY2021.

Mynaric continues to anticipate a significant increase in Optical Communications Terminal Backlog in 2022 compared to 2021 and increases its guidance due to strong traction and recent program wins particularly in the government market. We expect Optical Communications Terminal Backlog by end of 2022 to exceed 250 terminal deliverables which represents a significant increase compared to 40 terminal deliverables in backlog at the end of 2021. As of October 31, 2022, we had 243 terminal deliverables in our Optical Communications Terminal Backlog which represents a moderate increase from our last reported backlog of 211 terminal deliverables as of April 28, 2022.

Mynaric also continues to expect a significant increase of cash-in from customer contracts in 2022 compared to 2021 and reiterates its full-year guidance of expected more than EUR 20 million cash-in from customer contracts. This represents a significant increase compared to €3.9 million cash-in received in FY21.

Mynaric updates its full-year revenue guidance and now expects to report 2022 revenue to stay around the same level as reported in 2021. This reduced revenue guidance reflects the negative impact from supply chain constraints preventing previously expected HAWK product deliveries to occur as planned in 2022 and push-outs in customer program delivery schedules for previously scheduled deliveries. Due to the lower revenue, Mynaric now expects its operating loss for 2022 to significantly increase compared to the previous forecast of a moderate decrease compared to 2021.

	2021 Actual	2022 Forecast (previous)	2022 Forecast (updated)

Optical Communications Terminal Backlog (Units)	40	Substantial increase to >220	Significant increase to >250

Cash-in from Customer Contracts (€ million)	3.9	Substantial increase to >20	Significant increase to >20

Revenue (€ million)	2.4	Significant increase	Around the same level as in 2021

Operating loss (€ million)	-42.4	Moderate decrease	Significant increase

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5. Condensed Interim Financial Statements

5.1.	Financial Position

Condensed consolidated statements of financial position
as of June 30, 2022 and December 31, 2022
ASSETS in € thousand	Note	06/30/2022	12/31/2021

Assets

Intangible assets	11.	20,178	19,969
Right-of-use assets		8,280	8,827
Property, plant and equipment	12.	21,101	16,768
Other non-current financial assets		425	411
Non-current assets		49,984	45,975

Inventories		13,395	8,399
Other financial and non-financial assets	13.	8,680	5,512
Cash and cash equivalents		25,508	48,143
Current assets		47,583	62,054

TOTAL ASSETS		97,567	108,029

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EQUITY AND LIABILITIES in € thousand	Note	06/30/2022	12/31/2021

Equity

Share capital		5,243	5,243
Capital reserve		175,594	172,622
Accumulated deficit		-125,679	-92,767
Accumulated other comprehensive income/loss		-1,163	-184
TOTAL EQUITY		53,996	84,914

Liabilities

Provisions		216	211
Non-current lease liabilities		6,881	7,389
Deferred tax liability		1,791	1,791
Non-current liabilities		8,888	9,391

Provisions		856	1,023
Current lease liabilities		1,656	1,638
Trade and other payables		10,200	8,396
Contract liabilities		613	307
Financial Liabilities	14.	10,279	37
Other non-financial liabilities	15.	11,079	2,323
Current liabilities		34,684	13,724

Total liabilities		43,572	23,115

TOTAL EQUITY AND LIABILITIES		97,567	108,029

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5.2.	Cash flows

Condensed consolidated statements of cash flows for

the six months ended June 30, 2022 and 2021

	Note	2022	2021
in € thousand

Cash flows from operating activities
Consolidated net profit/loss for the period		-32,912	-16,077
Adjustments for:
Depreciation and amortization		3,055	1,920
Loss from disposals of non-current assets		41	30
Interest and similar (income) and expenses, net		425	7
Equity-settled share-based payment transactions		2,972	278
Net foreign exchange (gain) / loss		-2,460	-170
Changes in:
Inventories		-5,005	-3,839
Trade receivables		0	562
Other financial and non-financial assets		-1,922	-2,448
Provisions		-168	0
Trade and other payables		2,514	1,463
Contract liabilities		306	-25
Financial liabilities		-5	0
Other liabilities		7,377	79
Net cash from operating activities		-25,781	-18,220

Cash flows from investing activities
Acquisition of intangible assets		-969	-2,505
Acquisition of property, plant and equipment		-6,386	-3,467
Net cash used in investing activities		-7,355	-5,972

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Cash flows from financing activities
Procceds from short-term loans	10,000	0
Payments of lease liabilities	-730	-504
Interest expenses paid	-563	-84
Net cash from financing activities	8,707	-588

Net increase/decrease in cash and cash equivalents	-24,429	-24,780

Cash and cash equivalents at January 1	48,143	43,198
Effects of movements in exchange rates on cash and cash equivalents	1,793	26
Cash and cash equivalents at June 30	25,508	18,444

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5.3.	Profit or loss and other comprehensive income

Condensed consolidated statements of profit/loss and other

comprehensive income/loss for the six months ended June 30, 2022 and 2021.

	Note	2022	2021
in € thousand

Revenue	7.	25	1,349
Change in inventories of finished goods and work in progress	9.	2,068	988
Own work capitalized	10.	1,493	2,471
Other operating income		884	271
Cost of materials		-8,304	-4,431
Personnel costs	8.	-17,456	-10,812
Depreciation and amortisation		-3,055	-1,916
Other operating costs		-10,602	-4,160

Operating profit/loss		-34,947	-16,240

Interest and similar expenses		-425	-7
Net foreign exchange gain / (loss)		2,460	170

Net finance costs		2,035	163

Profit/Loss before tax		-32,912	-16,077

Income tax expense		0	0

Consolidated net profit/loss		-32,912	-16,077

Other comprehensive income/loss

Items which may be subsequently reclassified to profit and loss

Foreign operations – foreign currency translation differences		-978	-138
Total		-978	-138

Other comprehensive income/loss for the period after tax		-978	-138

Total comprehensive income/loss for the period		-33,890	-16,215

Weighted average ordinary shares outstanding (basic and diluted)		5,242,948	4,085,855

Basic and diluted loss per share in EUR		-6.28	-3.93

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5.4.	Changes in equity

Condensed consolidated statements of changes in equity

for the six months ended June 30, 2022 and 2021

					Foreign
			Prepaid		currency
	Share	Capital	share	Accumulated	translation	Total
in € thousand	capital	reserve	reserve	deficit	differences

Balance at January 1, 2021	3,995	108,189	5,500	-47,290	314	70,708

Issue of ordinary shares	98	5,402	-5,500			0
Equity-settled share-based payments		278				278
Consolidated net loss for the period				-16,077		-16,077
Other comprehensive income/loss					-138	-138

Balance at June 30, 2021	4,093	113,869	0	-63,367	176	54,771

Balance at January 1, 2022	5,243	172,622	0	-92,767	-185	84,914

Equity-settled share-based payments		2,972				2,972
Consolidated net loss for the period				-32,912		-32,912
Other comprehensive income/loss					-978	-978
Balance at June 30, 2022	5,243	175,594	0	-125,679	-1,163	53,996

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5.5.	Notes

Notes to the condensed consolidated interim financial statements as of June 30, 2022, and for the six months ended June 30, 2022, and 2021.

1.   General Information

Mynaric AG registered in Commercial Register at Munich Local Court (Reg. No. HRB 232763), has its registered office at Dornierstraße 19 in 82205 Gilching, Germany, and together with its consolidated subsidiaries is referred to herein as the “Company” or “Group”. The objective of the Company is the development, manufacture, sale, and operation of laser communication network equipment, software, systems, and solutions, particularly for aerospace applications and related products. The Company engages primarily in the manufacturing and sale of products and projects, and in the provision of services related to laser technology, particularly for applications in aerospace, and satellite services.

The interim consolidated financial statements of Mynaric were authorized for issue by the Management Board on September 28, 2022.

2.   Basis of Accounting

These interim condensed consolidated financial statements as of June 30, 2022, and for the six months ended June 30, 2022, and 2021 are prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (“IASB”) as endorsed by the European Union (“IFRS-EU”). The interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for fiscal year 2021, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as endorsed by the European Union (“IFRS-EU”) considering the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). They do not include all the information required for a complete set of annual financial statements prepared in accordance with IFRS. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and results since the last annual financial statements.

The consolidated financial statements were prepared on a going concern basis; however, management has identified material uncertainties that may cast significant doubt on the Group’s ability to continue as a going concern.

For the six months ended June 30, 2022, the Group recognized a net loss of €32.9 million. The Group’s net current assets as of June 30, 2022, were €12.9 million. As of October 27, 2022, the Group has €15.6 million in available liquidity consisting of cash and cash equivalents and undrawn credit line whereas the amount of the undrawn credit line is evaluated based on the current market capitalization.

Management has planned for a significant increase in cash-in from customer contracts and government-funded projects in the fiscal year 2022 as it ramps up its commercial production of CONDOR and HAWK terminals. According to management expectation the cash-in from customer contracts and government-funded project, which is planned to be > €20 million for the full fiscal-year 2022. While a portion of the revenue planned for fiscal 2023 is subject to firm contractual commitments, significant amounts are not contractually committed or are based on management’s expectations regarding the outcome of major public project tenders or negotiations with potential or existing customers. Management is actively pursuing multiple commercial opportunities to sell its CONDOR and HAWK terminals to a strongly expanding customer base. Additionally, the Company is planning to continue its strong growth with additional investments in property, plant and equipment and development and refinement of its products which will lead to further financing needs for the company. Based on the Company’s liquidity position as at the date of authorization of these consolidated financial statements, management estimates that it will need additional financing to meet its financial obligations in the first quarter 2023. After the strategic investment of L3 Harris in the amount of €11,2 million beginning of July 2022, the management is currently in further discussion with potential strategic investors as well as various providers of debt capital which are in varying stages. However, none of these have yet been firmly committed to as of the date of these financial statements. There can be no assurance that financing in the amounts needed to meet its current operational planning can be obtained in the first quarter 2023. If the Group is unable to obtain financing or take other actions in response to these circumstances within that time, such as significantly curtailing its current operational budget in 2023, it may

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be unable to continue as a going concern. While management believes it will be successful in obtaining additional financing in a timely manner to fund its operational and financial obligations, the factors described above represent material uncertainties that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

3. Impacts to the consolidated financial statements due to Covid-19 pandemic

The effects of the coronavirus pandemic on economic development in individual countries, and ultimately on Mynaric AG and its subsidiaries, will depend to a large extent on the further spread of the virus and on the speed and effectiveness of measures being taken to contain it.

We depend on third-party suppliers to provide us with components for our products, and any interruptions in supplies provided by these third-party suppliers, including due to the COVID-19 pandemic, may subject us to external procurement risks that negatively affect our business.

Any disruptions to our supply chain, a significant increase in component costs, or shortages of critical components, could adversely affect our business and result in increased costs. Such a disruption could occur as a result of any slowdown at our supplier’s plants or shipping delays due to efforts to limit the spread of COVID-19 or implementation of post-COVID-19 policies or practices. Further, the impact of the ongoing COVID-19 situation and broader inflationary environment has had, and may continue to have, adverse impacts on our supply chain, which could put pressure on our unit costs in the future and increased upfront payments to our suppliers and earlier phasing of those payments may put pressure on our non-recurring costs in future periods.

Further, the currently prevalent global supply chain disruptions have had, and may continue to have, adverse impacts on our supply chain, particularly for our HAWK product, that result in lower production volumes for the current HAWK product version and earlier introduction of the subsequent product version than initially planned. The broader inflationary environment could put pressure on our unit costs in the future. In addition, any future updates or modifications to the anticipated design of our products may increase the number of parts and components we would be required to source and increase the complexity of our supply chain management. Failure to effectively manage the supply of parts and components could materially and adversely affect our results of operations, financial condition and prospects.

4. Basis of Consolidation and Accounting Policies

The consolidation and accounting policies applied by Mynaric Group in these interim condensed consolidated financial statements are the same as those applied by Mynaric Group in its consolidated financial statements for fiscal 2021, except for:

Mynaric Government Solutions, Inc.

To participate in certain U.S. government programs, on April 28, 2022, Mynaric AG established a new 100% owned U.S. subsidiary, Mynaric Government Solutions, Inc., with an authorized share capital of USD 100.

Mynaric Government Solutions, Inc. is controlled by Mynaric AG. As controlled subsidiary the financial statements Mynaric Government Solutions, Inc. are included in the consolidated financial statements. The Company has not yet commenced any operations.

Income taxes

In accordance with IAS 34 (Interim Financial Reporting) income tax expense for the condensed consolidated interim financial statements is calculated based on the average annual tax rate that is expected for the entire fiscal year. The effective tax rate is 0% for the six months ended June 30, 2021, and 0% for the six months ended June 30, 2022.

The main reason for the change of the average annual tax rate is the expected loss for the year.

5. Material judgments, estimates and assumptions

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The preparation of the consolidated financial statements requires the Management Board to make judgments and estimates that affect the application of accounting policies and the amounts reported for assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are continuously reviewed. Revisions of estimates are accounted for on a prospective basis.

In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying Mynaric Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for fiscal 2021.

6. Segment reporting and information on geographical areas

In accordance with IFRS 8 (Operating Segments), the segments are created based on the management approach. Accordingly, segments must be classified and disclosures for these segments must be made based on the criteria used internally by the chief operating decision maker (CODM) for the allocation of resources and the evaluation of performance by the components of the entity. At Mynaric AG, the CODM is the Management Board collectively which allocates resources and evaluates segment performance based on the Management Board reports submitted to it. The segment reporting below was prepared in accordance with this definition. The CODM uses Operating profit/loss as the primary profitability measure to evaluate the performance of the Company’s operating segments.

The Air segment includes the Company’s HAWK AIR terminals. The Space segment includes the Company’s CONDOR terminals.

	Six months ended June 30, 2022

€ thousand			Not
	Air	Space			Consolidated
			allocated
Revenue	0	25	0		25
Operating profit/loss	-11,248	-20,502	-3,198	[17]	-34,947
Interest and similar expenses					-425
Net foreign exchange gain / (loss)					2,460
Net Finance costs					2,035
Profit/loss before taxes					-32,912
Income tax expense					0
Consolidated net profit/loss					-32,912

17 Including costs for audit of the financial statements as well as Supervisory Board remuneration and management insurance costs which are not directly incremental.

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	Six months ended June 30, 2021

€ thousand			Not
	Air	Space			Consolidated
			allocated
Revenue	0	1,349	0		1,349
Operating profit/loss	-4,509	-11,288	-443	[18]	-16,240
Interest and similar expenses					-7
Net foreign exchange gain / (loss)					170
Net Finance costs					163
Profit/loss before taxes					-16,077
Income tax expense					0
Consolidated net profit/loss					-16,077

The amount of €25 thousand (Segment Space) is attributable to two customers. In the six months ended June 30, 2021, €1,240 thousand are attributable to one customer, which represents 92% of the total revenue. For the six months ended June 30, 2022, material expenses related to the write offs of inventories have been recognized for the Segment Space in the amount of €2,739 thousand (six months ended June 30, 2021: €0 thousand) and the Segment Air in the amount of €933 thousand (six months ended June 30, 2021: €0 thousand).

With respect to the information on geographical regions, revenue is allocated to the countries based on the country of destination of the respective customer; non-current assets are allocated to the location of the respective asset.

Revenue can be broken down by country as follows:

€ thousand	Six Months Ended

	June 30, 2022	June 30, 2021

USA	25	1.349

Total	25	1.349

18 Including expenses for IPO-bonus to the board of management and selected employees, expenses for preparation of the financial statements and for audit of the financial statements as well as Supervisory Board remuneration.

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Non-current assets can be broken down by country as follows:

€ thousand	June 30, 2022	December 31, 2021
Germany
Intangible assets	20,178	19,969
Property, plant, and equipment	17,001	14,490
Right-of-use assets	5,570	6,053
Germany, total	42,749	40,512

USA
Intangible assets	0	0
Property, plant, and equipment	4,100	2,278
Right-of-use assets	2,710	2,774
USA, total	6,810	5,112
Total	49,559	45,504

7. Revenue

Revenues from contracts with customers refer to the delivery of goods, provision of services and operating lease income. They are recognized both at a point in time and, partially, over time. Products comprise the sales of HAWK AIR and CONDOR terminals. Services mainly consist of the provision of development and training services relating to the laser terminals manufactured by the Company. Operating lease income refers to consideration received from customers for the temporary provision of CONDOR terminals for testing purposes.

a) Disaggregation of revenue

Revenue is broken down as follows:

	Six Months Ended
€ thousand	June 30, 2022	June 30, 2021
Products	0	433
Services	0	916
Operating lease income	25	0
Total	25	1,349

b) Contract balances

The contract liabilities in the amount of €613 thousand (December 31, 2021: €307 thousand) consist of payments in advance made by customers of Mynaric and deferred operating lease income presented in accordance with IFRS 15.

In the six months ended June 30, 2022, revenue recognized from contract liabilities which existed as of December 31, 2021, amounts to €0 thousand (six months ended June 30, 2021: €915 thousand).

The Company makes use of the exemption according to IFR7S 15.122 regarding the disclosure of the expected revenues for outstanding performance obligations as of June 30, 2022, as all revenues will take place within one year.

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8.    Share-based payments

  a)  Share-based payments under Stock Option Plans

2019 Stock Option Plan

During the six months ended June 30, 2022, Mynaric granted 2,500 stocks options to selected employees under the 2019 Stock option plan. The conditions remain the same as described in the financial statements as of December 31, 2021.

The stock option grants under the 2017, 2019, 2020, 2021 Stock Option Plans, and the stock options granted to Mr. Altan by selected shareholders are classified and measured as equity-settled share-based payments in accordance with IFRS 2. Accordingly, the fair value is determined only once on the grant date. The determined expense must then be amortized over the vesting period.

The measurement of the existing stock option plans was based on the Monte Carlo Simulation model or the Binomial model, considering the terms and conditions for the options. The table below shows the inputs used for valuing the stock options granted during the six months ended June 30, 2022, correspondingly:

Tranche 2019 X
Exercise price (in €)	37.31
Term in years	7
Remaining term in years	7
Share price as of the valuation date (in €)	27.55
Expected dividend yield (in %)	0.00
Expected volatility (in %)	38.46
Risk-free interest rate (in %)	1.12
Option value (in €)	5.72

The total expense for share-based payments recognized during the six months ended June 30, 2022, under the Stock Option Plans is €762 thousand (six months ended June 30, 2021: €278 thousand). The share-based payments recognized in the capital reserve amount to €3,578 thousand as of June 30, 2022 (December 31, 2021: €2,815 thousand).

  b)  Share-based payments under Restricted Stock Unit Plan (RSUP)

RSUP 2021

During the six months ended June 30, 2022, Mynaric granted 54,444 stocks options to selected employees under the 2021 Restricted Stock Unit Plan. The conditions remain the same as described in the financial statements as of December 31, 2021.

The stock option grants under the 2021 Restricted Stock Unit Plan are classified and measured as equity-settled share-based payments in accordance with IFRS 2. Accordingly, the fair value is determined only once on the grant date. The determined expense must then be amortized over the vesting period.

The valuation of the present RSU program was performed using a binomial model considering the option terms. The table below shows the inputs used for valuing the stock options granted during the six months ended June 30, 2022, correspondingly:

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	Tranche 2021 III	Tranche 2021 IV
Exercise price (in €)	0.00	0.00
Term in years	5,26	5.02
Remaining term in years	4,77	4,77
Share price as of the valuation date (in €)	46,35	40,65
Expected dividend yield (in %)	0,00	0,00
Expected volatility (in %)	38,89	39,14
Risk-free interest rate (in %)	-0,45	0,37
RSU-value (in €)	46,35	40,65

The total expense for share-based payments recognized during the six months ended June 30, 2022, under the RSU-Program is €2,210 thousand (six months ended June 30, 2021: €0thousand). The share-based payments recognized in the capital reserve amount to €3,639 thousand as of June 30, 2022 (December 31, 2021: €1,429 thousand).

9.    Changes in Inventories of Finished Goods and Work in Progress

The increase in inventories of finished goods and work in progress primarily results from the Space terminals, and Air terminals currently in the production phase. Changes in inventories are as follows:

	Six Months Ended
€ thousand	June 30, 2022	June 30, 2021
Increase in inventories of work in progress	2,095	18

Increase in inventories of finished goods	237	970

Write-downs	-265	0
Total changes in inventories	2,067	988

The write-downs in the six months ended June 30, 2022, presented refer to Condor terminals that were written down to their net realizable value.

10.  Own Work Capitalized

Own work capitalized consists of expenses that are used to construct property, plant and equipment or develop intangible assets. Own work capitalized are as follows:

	Six Months Ended
€ thousand
	June 30, 2021	June 30, 2021
Development costs	881	2,345

Property, plant and equipment	612	126
Total	1.493	2.471

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11. Intangible Assets

a)	Capitalization of Development Costs

During the six months ended June 30, 2022, Mynaric capitalized development costs for the development of a variant of the CONDOR product of €898 thousand. In 2021, €2,345 thousand were capitalized for the general

Space Technology.

In the first six months of 2022, finance expenses in the amount of €16 thousand (six months ended June 30, 2021: €71 thousand) were capitalized as cost of the development projects in accordance with IAS 23.

12. Property, Plant, and Equipment

a)	Acquisitions and Disposals

Investments in property, plant and equipment amount to €5,605 thousand in the first six months of 2022 (six months ended June 30, 2021: €3,478 thousand). The investments included primarily investments in the expansion of production capacities at the plants in Gilching and Oberpfaffenhofen in Germany. Among other things, this involved significant installations in a rented production hall and the setup of an additional production line. Investments were also made in laboratory and test equipment. A substantial amount was invested in the expansion of the Mynaric USA site in Los Angeles, USA.

In the first six months of 2022, finance expenses in the amount of €31 thousand (six months ended June 30, 2021: €7 thousand) were recorded as cost of property, plant, and equipment in accordance with IAS 23. Assets with a carrying amount of €35 thousand were disposed of during the six months ended June 30, 2022 (six months ended June 30, 2021: € 22 thousand).

b)	Outstanding Purchase Orders for Property, Plant, and Equipment

As of June 30, 2022, the group has open financial obligations from outstanding purchase orders for property, plant, and equipment in the amount of €3,293 thousand (June 30, 2021: €536 thousand).

13.	Other financial and non-financial assets

Other current financial and non-financial assets include €130 thousand of capital increase preparation costs.

14.	Financial liabilities

Current financial liabilities comprise the following:

€ thousand	June 30, 2022	December 31, 2021

Financial Liabilities

Loan	10.248	0

Other financial liabilities	31	37

Total	10.279	37

On May 02, 2022, the company entered into a credit agreement with Formue Nord Fokus A/S, Modelio Equity AB (publ) and Munkekullen 5 förvaltning AB as lenders for a credit line of €25 million until June 30, 2023. A loan in a nominal amount of €10 million has been disbursed hereunder on May 3, 2022, which is presented together with accrued interest in the amount of €294 thousand as financial liability. The loan contains a prepayment option which enables the group to prepay the loan early. This option needed to be bifurcated from the debt host contract. The prepayment option is recognized as a derivative asset under other financial assets in the balance sheet and is measured at fair value through profit or loss. The initial option value amounts to €403 thousand. As of June 30, 2020, the fair value amounts to €338 thousand. The fair value change of €65 thousand is recognized under interest and similar expenses. For further information regarding the valuation methodology see section 14.

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15. Other non-financial Liabilities

Current non-financial liabilities comprise the following:

€ thousand	June 30, 2022	December 31, 2021

Liabilities due to customers	9.422	1.888

Liabilities for payroll, social security and payroll tax	612	435

Other	1,045	37

Total	11.079	2.360

The Company recognizes liabilities in the amount of €9,422 (December 31, 2021: €1,888 thousand) for cash in from customers where the underlying agreement does not constitute a contract within the meaning of IFRS 15, as it is only a framework agreement regarding the future ordering of terminals. Thus, a presentation of the agreement based on the specific requirements of IFRS 15 for contracts is not appropriate. Mynaric has therefore recognized the payment received from the customer as other liability. The liability is recognized as other liabilities until a contract exists or the requirements of IFRS 15.15 for recognition in profit or loss are met.

16. Financial Instruments and Financial Risk Management

a)	Financial instruments

The financial instruments were allocated to the following categories:

€ thousand		June 30, 2022	December 31, 2021
	Current	Non-current	Current	Non-current

Amortized cost (AmC)

Other financial assets	684	425	143	411

Cash and cash equivalents	25.508	0	48.143	0

Total	26.192	425	48.286	411

Cost (FLAC)

Trade and other payables	10.200	0	8.396	0

Lease liabilities	1.656	6.881	1.638	7.389

Other financial liabilities	10.279	0	37	0

Total	22.135	6.881	10.071	7.389

For other financial assets, trade receivables, and cash and cash equivalents, it is assumed that their carrying amounts correspond to their fair values due to their short terms.

The carrying amount of non-current financial assets of the AmC category approximates the fair value. These include bank balances and non-interest-bearing security deposits. The carrying amount approximates fair value due to the current low interest rate level.

The carrying amount of current financial liabilities measured at amortized cost (FLAC), such as trade payables and other financial liabilities, corresponds to the fair value due to their short terms. The lease liabilities are discounted in accordance with the requirements set out in IFRS 16.

AS of 30.06.2022 the fair value of the prepayment option of the loan amounts to €338 thousand (December 31, 2021: €0). The prepayment option is recognized as other financial asset at FVTPL and was calculated by applying an option pricing model. This model uses the risk-free interest rate, the credit spread of the group

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and the interest rate volatility as material input factors. The volatility is considered as material unobservable input factor (Level 3).

The table below summarizes the impact on the fair values of Level 3 instruments by changing the significant unobservable input factors.

	June 30, 2022
	Profit or loss
€ thousand
	increase	decrease

Volatility (movement +/- 5%)	9	0
Credit Spread (movement +/- 1%)	-52	69

Changes in level 3 financial instruments in 2022 are shown in the following table:

€ thousand	Fair value January 1	Additions	Disposals	Gains/(losses) recognized in financial income / expenses	Fair value June 30
Other financial and non-financial assets	-	403	-	-65	338

17. Governing bodies of the Company

The Management Board consists of the following members:

●	Bulent Altan, CEO, Master of Science in Aerospace, Playa Vista, California

●	Stefan Berndt-von Bülow, CFO, graduate in business administration, Tutzing

●	Joachim Horwath, CTO, Dipl.-Ing, Gilching (since February 17, 2021)

The Supervisory Board consists of the following members:

●	Dr. Manfred Krischke, Chairman, CEO of Cloudeo AG

●	Peter Müller-Brühl, Deputy Chairman, COO of GreenCom Networks AG

●	Steve Geskos, member of the Supervisory Board, Managing Director Rose Park Advisors

●	Hans Königsmann, member of the Supervisory Board, Former vice president of flight reliability at SpaceX

●	Vincent Wobbe, member of the Supervisory Board, Head of Public Markets Investments Apeiron Investment Group

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18. Events after the reporting date

L3Harris

In July 2022, Harris Communications GmbH, a wholly owned subsidiary of L3Harris invested approximately €11.2 million by means of a capital increase from authorized capital in exchange for 409,294 new ordinary shares, which corresponds to 7.2% of the share capital of Mynaric AG.

Due to this transaction the share capital increased by € 409,294.00 and the capital reserve by € 10,792,059.50.

UNIO Enterprise GmbH

In July 2022, Mynaric AG established together with Isar Aerospace Technologies GmbH, REFLEX aerospace GmbH, SES Astra Services Europe S.a.r.l. the UNIO Enterprise GmbH. The share capital amounted to EUR 25.000 and the shareholding is 25% for each shareholder.

New member of the management board

Mustafa Veziroglu was appointed to the Management Board in August 2022.

Conditional capital

On July 14, 2022, the Annual General Meeting resolved to create 2022/I Conditional Capital and an additional 2022/II Conditional Capital and to rescind the 2017 Conditional Capital and the 2021/I Conditional Capital.

2022/I Conditional Capital

Based on an authorization of the Annual General Meeting on July 14, 2022, 2022/I Conditional Capital was created, which led to a contingent increase in the Company’s share capital by up to €917,501.00 through the issue of up to 917,501new shares.

The Management Board is authorized, subject to the consent of the Supervisory Board, to issue on one or more occasions until July 13, 2027 convertible bonds and/or bonds with warrants issued to the bearer with a term of not more than 20 years, and to grant to the bondholders conversion and/or option rights to new shares of the Company with a pro rata amount in the share capital of up to a total of €917,501.00 pursuant to the terms and conditions of the convertible bonds and/or bonds with warrants.

2022/II Conditional Capital

Based on an authorization of the Annual General Meeting on July 14, 2022, 2022/II Conditional Capital was created which led to a contingent increase in the Company’s share capital by up to €115,000.00 through the issue of up to 115,000 new no-par-value bearer or registered shares.

The Supervisory Board is authorized to grant stock option rights for shares to members of the Management Board of the Company on one or more occasions until July 14, 2027.

Authorized Capital

On July 14, 2022, the Annual General Meeting resolved to create 2022/I Authorized Capital and an additional 2022/II Authorized Capital and to rescind the Authorized Capital 2021/I.

2022/I Authorized Capital

The Management Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions until July 13, 2027, by up to a total amount of €2,154,680.00 through the issue of up to 2,154,680 new no-par-value bearer or registered shares against cash contributions and/or contributions in kind.

2022/II Authorized Capital

The Management Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions until July 13, 2027, by up to a total amount of €262,147.00

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through the issue of up to 262.147 new no-par-value bearer or registered shares against cash contributions and/or contributions in kind.

Shareholders’ subscription rights are excluded. Authorized Capital 2022/II serves to deliver shares of the Company to service restricted stock units (RSUs) granted under the Company’s Restricted Stock Unit Program (RSUP) to selected employees of the Company and its affiliates in accordance with the RSUP in return for the contribution of the respective payment entitlements arising under the RSUs.

Gilching, October 31, 2022

The Management Board

Bulent Altan	Stefan Berndt-von Bülow	Joachim Horwath	Mustafa Veziroglu

CEO	CFO	CTO	President

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6. Responsibility Statement

Responsibility statement by the company’s legal representatives

“To the best of our knowledge, and in accordance with the applicable accounting principles for interim financial reporting, the Interim Group Financial Statements give a true and fair view of the net assets, financial position and results of operations of the Group, and the Interim Group Management Report includes a true and fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.”

Gilching, October 31, 2022

The Management Board

Bulent Altan	Stefan Berndt-von Bülow	Joachim Horwath	Mustafa Veziroglu

CEO	CFO	CTO	President

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